Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

February 26, 2007
TSX - V Trading symbol: ASM
 U.S. OTC BB symbol: ASGMF
FSE: GV6

Avino announces drill results

Avino Silver & Gold Mines Ltd. is pleased to announce the results of the first diamond drill hole on the San Gonzalo gold, silver, lead, zinc deposit situated 2 km northeast of its former producing (1976 - 2001) silver, copper & gold mine approximately 80 km northeast of Durango, Mexico.

The San Gonzalo structure strikes northwest/southeast and dips very steeply (85-90°) towards the southwest. Principal intersections from SG-07-01 (azimuth 042, dip 60, length 386.8 metres) are:

	From (metres)	To (metres)	Down Hole Lengths (metres)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Santiago Vein	147.0	149.7	2.70	1.19	227	> 1%	> 1%
San Gonzalo Vein Hanging Wall Zone	357.3	362.15	4.85	0.64	343.2	0.36%	0.63%
San Gonzalo Vein Foot Wall Zone	372.65	375.05	2.4	2.41	712.4	0.5%	0.13%

The program was carried out under the supervision of Chris J. Sampson, P. Eng., a qualified person under 43-101.

Sample lengths of the NQ drill core were diamond sawed into halves by mine staff and shipped to Inspectorate Labs in Durango, Mexico, for preparation into pulps and rejects. Pulps were analyzed at Inspectorate Labs in Sparks, Nevada.

Gold and silver were analyzed by fire assay using Aqua Regia Leach and AA finish. Other elements are reported from a 29 element I.C.P. package.

The drill program at San Gonzalo is continuing and hole SG-07-05 is currently in progress. During a visit to the Avino mine last week, management decided to bring in a second drill from contractor Techmin Servicios, S.A. de C.V. and to build a new core storage facility.

The IP geophysical survey by Peter E. Walcott and Associates (see news release dated December 8, 2006) is almost completed.

Plans for dewatering the mine and rehabilitating the mill are currently being formulated.

Avino Silver & Gold Mines Ltd., founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.